SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No.1
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VENAXIS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Copy To: Sichenzia Ross Friedman Ference LLP Harvey Kesner, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
389,159 (1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER: 389,159 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,159 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)  Represents 389,159 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Mr. Honig is the trustee of 401K in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
389,159
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
389,159 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Venaxis, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1585 S. Perry Street, Castle Rock, CO 80104.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K (collectively the “Reporting Person”).

(b) The Reporting Persons’ address is 555 South Federal Highway, #450, Boca Raton, FL 33432.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and the State of Florida.

Item 3.   Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4.   Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person may engage in discussions with management and security holders of the Issuer regarding the complexion of the Issuer’s board of directors and options for increasing shareholder value. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

On September 1, 2016, the Reporting Person contacted the Chief Executive Officer of the Issuer to discuss the complexion of the Issuer’s current Board of Directors.  The Reporting Person requested that the Issuer take steps to diversify its Board of Directors and add individuals outside the pharmaceutical and biotechnology industry with broader diversified business background in light of changes at the Issuer.  The Reporting Person proposed to introduce individuals to the Issuer that could make meaningful contribution to the business of the Company.  The Issuer’s Chief Executive Officer referred the Reporting Person to the Issuer’s Procedures for Shareholder Nominations of Director Candidates and subsequently provided the Reporting Person with a copy of such procedures.

On September 13, 2016, the Reporting Person submitted a letter to the Chief Executive Officer of the Issuer conveying its previously disclosed concerns regarding the need for changes to the Issuer’s Board of Directors as well as concerns regarding the Issuer’s failed strategic acquisition attempts.  The aforementioned letter is attached to this Schedule 13D as Exhibit 99.2.  In connection with the Reporting Person’s letter, pursuant to Section 7-107-102 of the Colorado Revised Statutes (“CRS”) the Reporting Person submitted a written demand to the Issuer for the calling of a special meeting of shareholders in order to vote upon proposals for (i) the removal of five (5) directors (other than Stephen T. Lundy); (ii) the declaration of a $7,500,000 dividend; (iii) the setting of the size of the Issuer’s Board of Directors at no more than six (6) directors and to require shareholder approval for removal or changes to the size of the Board of Directors; and (iv) the election of five (5) new directors.  The written demand is attached as Exhibit 99.3 to this Schedule 13D.  The Reporting Person also provided a written statement with respect to its nomination of five (5) new proposed directors to be voted upon at the special meeting; to wit: John Stetson, John O’Rourke, Jesse Sutton, Michael Beeghley, and David Danziger.  The written nomination submission was submitted to the Issuer pursuant to, and in compliance with, the Issuer’s written Procedures for Shareholder Nominations of Director Candidates and is attached to this Schedule 13D as Exhibit 99.4.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Item 5.   Interest in Securities of the Issuer

(a)
Mr. Honig beneficially owns 389,159 shares or 10.04% of the Issuer’s common stock held by 401K.  Mr. Honig is the Trustee of 401K, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(b)
Mr. Honig may be deemed to hold sole voting and dispositive power over 0 shares of common stock of the Issuer and shares voting and dispositive power over 389,159 shares of common stock.  401K may be deemed to hold shared voting and dispositive power over 389,159 shares of the Issuer’s common stock.

(c)	On July 8, 2016, Mr. Honig sold 1,478 shares of the Issuer’s common stock at a price of $3.48 per share.

On July 12, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.46 per share.

On July 12, 2016, Mr. Honig purchased 300 shares of the Issuer’s common stock at a purchase price of $3.51 per share.

On July 18, 2016, Mr. Honig sold 400 shares of the Issuer’s common stock at a price of $3.66 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.60 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.62 per share.

On July 22, 2016, Mr. Honig sold 200 shares of the Issuer’s common stock at a price of $3.58 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.61 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.60 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.61 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.58 per share.

On July 22, 2016, Mr. Honig sold 300 shares of the Issuer’s common stock at a price of $3.60 per share

On July 22, 2016, Mr. Honig sold 100 shares of the Issuer’s common stock at a price of $3.59 per share

On July 22, 2016, 401K sold 12,000 shares of the Issuer’s common stock at a price of $3.63 per share.

On August 3, 2016, 401K purchased 25,000 shares of the Issuer’s common stock at a purchase price of $3.26 per share.

On August 9, 2016, 401K purchased 1,300 shares of the Issuer’s common stock at a purchase price of $3.18 per share.

On August 10, 2016, 401K purchased 2,400 shares of the Issuer’s common stock at a purchase price of 3.03 per share.

On August 23, 2016, 401K purchased 21,000 shares of the Issuer’s common stock at a purchase price of $3.24 per share.

On August 30, 2016, 401K purchased 5,000 shares of the Issuer’s common stock at a purchase price of $3.56 per share.

On September 2, 2016, 401K sold 27,500 shares of the Issuer’s common stock at a price of $3.87 per share.

On September 6, 2016, 401K sold 10,415 shares of the Issuer’s common stock at a price of $3.84 per share.

On September 7, 2016, 401K purchased 66,278 shares of the Issuer’s common stock at a purchase price of $3.81 per share.

On September 7, 2016, 401K sold 1,000 shares of the Issuer’s common stock at a price of $4.00 per share.

On September 8, 2016, 401K purchased 6,260 shares of the Issuer’s common stock at a purchase price of $3.75 per share.

On September 12, 2016, 401K purchased 9,000 shares of the Issuer’s common stock at a purchase price of $4.14 per share.

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 389,159 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7.   Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K
99.2	Shareholder Letter to the Issuer dated September 13, 2016
99.3	Demand for Special Meeting dated September 13, 2016
99.4	Nomination of Directors dated September 13, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2016	/s/ Barry Honig
Barry Honig

Dated: September12, 2016		GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig Trustee